Exhibit 99.1

LightInTheBox Reports Fourth Quarter and Full Year 2020 Financial Results

Beijing, China, March 19, 2021 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce platform that delivers products directly to consumers around the world, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter and Full Year 2020 Financial Highlights

	Three Months Ended		Year-over-	Twelve Months Ended		Year-over-
In millions, except	December 31,	December 31,	Year %	December 31,	December 31,	Year %
percentages	2019	2020	Change	2019	2020	Change
Total revenues	$74.7	$132.7	77.7%	$243.6	$398.2	63.4%
Gross margin	40.4%	44.9%		40.1%	44.2%
Net income / (loss)	$12.5	$(3.2)		$1.1	$13.3	1161.4%
Adjusted EBITDA	$(2.6)	$(0.5)		$(9.1)	$22.8

	As of December 31,	As of December 31,
In millions	2019	2020
Cash, cash equivalents and restricted cash	$40.4	$65.5

Mr. Jian He, Chief Executive Officer of LightInTheBox, commented, “We ended 2020 with the strongest quarter ever in terms of revenues which grew by 78% year-over-year to $133 million. For the full year of 2020, total revenues reached $398 million, up 63% from 2019, an all-time high in our operating history. Fueled by robust top-line performance, our profitability also showed an encouraging trend. Adjusted EBITDA and net income in 2020 reached $22.8 million and $13.3 million, respectively, in comparison with adjusted EBITDA loss of $9.1 million and net income of $1.1 million in 2019. In the past year, thanks to consistent improvements to our supply chain and user shopping experience, we have expanded our customer base and improved customer satisfaction.  Looking into 2021, we will continue to execute our established growth strategy, further optimize our product portfolio and supplier selection matrix to improve overall user experience across our platforms. We are confident that we are well on track to maintain the growth momentum seen in 2020 going forward.”

Fourth Quarter 2020 Financial Results

Total revenues increased by 77.7% year-over-year to $132.7 million from $74.7 million in the same quarter of 2019. Revenues generated from product sales were $129.5 million, compared with $71.7 million in the same quarter of 2019. Revenues from service and others were $3.2 million, compared with $3.0 million in the same quarter of 2019. Due to the increase of our orders, over $18 million worth of orders were in transit at the end of the fourth quarter of 2020, and respective revenue will be recognized in the first quarter of 2021 upon customers’ acceptance on delivery. The orders in transit for the year ended December 31, 2019 were approximately $8.8 million.

Total cost of revenues was $73.1 million in the fourth quarter of 2020, compared with $44.5 million in the same quarter of 2019. Cost for product sales was $71.7 million in the fourth quarter of 2020, compared with $43.9 million in the same quarter of 2019. Cost for service and others was $1.4 million in the fourth quarter of 2020, compared with $0.6 million in the same quarter of 2019.

Gross profit in the fourth quarter of 2020 was $59.6 million, compared with $30.2 million in the same quarter of 2019. Gross margin was 44.9% in the fourth quarter of 2020, compared with 40.4% in the same quarter of 2019. The increase in gross margin was a result of the Company’s continuous efforts to optimize the supply chain and product mix.

Total operating expenses in the fourth quarter of 2020 were $62.3 million, compared with $34.5 million in the same quarter of 2019.

•                           Fulfillment expenses in the fourth quarter of 2020 were $8.8 million, compared with $8.0 million in the same quarter of 2019. As a percentage of total revenues, fulfillment expenses were 6.7% in the fourth quarter of 2020, compared with 10.7% in the same quarter of 2019 and 6.7% in the third quarter of 2020.

•                           Selling and marketing expenses in the fourth quarter of 2020 were $44.0 million, compared with $17.9 million in the same quarter of 2019. As a percentage of total revenues, selling and marketing expenses were 33.1% for the fourth quarter of 2020, compared with 23.9% in the same quarter of 2019 and 26.9% in the third quarter of 2020.

•                           G&A expenses in the fourth quarter of 2020 were $10.5 million, compared with $8.8 million in the same quarter of 2019. As a percentage of total revenues, G&A expenses were 7.9% for the fourth quarter of 2020, compared with 11.8% in the same quarter of 2019 and 7.9% in the third quarter of 2020. Included in G&A expenses, R&D expenses in the fourth quarter of 2020 were $4.8 million, compared with $4.6 million in the same quarter of 2019 and $3.5 million in the third quarter of 2020.

Loss from operations was $2.7 million in the fourth quarter of 2020, compared with $4.3 million in the same quarter of 2019.

Net loss was $3.2 million in the fourth quarter of 2020, compared with net income of  $12.5 million in the same quarter of 2019.

Net loss per American Depository Share (“ADS”) was $0.03 in the fourth quarter of 2020, compared with net income per ADS of $0.17 in the same quarter of 2019. Each ADS represents two ordinary shares.

In the fourth quarter of 2020, the Company’s basic weighted average number of ADSs used in computing the net loss per ADS was 112,011,370.

Adjusted EBITDA, which represents loss from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses, was $0.5 million in the fourth quarter of 2020, compared with $2.6 million in the same quarter of 2019.

As of  December 31, 2020, the Company had cash and cash equivalents and restricted cash of $65.5 million, compared with $48.2 million as of September 30, 2020.

Full Year 2020 Financial Results

Total revenues increased by 63.4% year-over-year to $398.2 million from $243.6 million in 2019. Revenues generated from product sales were $382.1 million, compared with $236.7 million in 2019. Revenues from service and others were $16.1 million, compared with $6.9 million in 2019.

Total cost of revenues was $222.0 million for the full year of 2020, compared with $146.0 million in 2019. Cost for product sales was $211.4 million for the full year of 2020, compared with $144.0 million in 2019. Cost for service and others was $10.6 million for the full year of 2020, compared with $2.0 million in 2019.

Gross profit for the full year of 2020 was $176.2 million, compared with $97.6 million in 2019. Gross margin was 44.2% for the full year of 2020, compared with 40.1% in 2019. The increase in gross margin was a result of the Company’s continuous efforts to optimize the supply chain and product mix.

Total operating expenses for the full year of 2020 were $172.3 million, compared with $113.6 million in 2019.

•                           Fulfillment expenses for the full year of 2020 were $28.0 million, compared with $24.9 million in 2019. As a percentage of total revenues, fulfillment expenses were 7.0% for the full year of 2020, compared with 10.2% in 2019.

•                           Selling and marketing expenses for the full year of 2020 were $112.1 million, compared with $51.1 million in 2019. As a percentage of total revenues, selling and marketing expenses were 28.2% for the full year of 2020, compared with 21.0% in 2019.

•                           G&A expenses for the full year of 2020 were $33.2 million, compared with $37.8 million in 2019. As a percentage of total revenues, G&A expenses were 8.3% for the full year of 2020, compared with 15.5% in 2019. Included in G&A expenses, R&D expenses for the full year of 2020 were $15.2 million, compared with $17.9 million in 2019.

Income from operations was $3.9 million for the full year of 2020, compared with loss from operations of $16.1 million in 2019.

Other income / other expense, net was $12.9 million for the full year of 2020, compared with $0.3 million in 2019. Included in Other income / other expense, net of 2020, $13.4 million was derived from change in fair value on our equity investment.

Net income was $13.3 million for the full year of 2020, compared with $1.1 million in 2019.

Net income per American Depository Share (“ADS”) was $0.12 for the full year of 2020, compared with $0.01 in 2019. Each ADS represents two ordinary shares. The diluted net income per ADS for the full year of 2020 was $0.12, compared with the diluted net loss per ADS of $0.12 in 2019.

For the full year of 2020, the Company’s basic weighted average number of ADSs used in computing the net income per ADS was 110,209,772, and 112,952,275 in diluted weighted average number.

Adjusted EBITDA, which represents a gain  / (loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses, was earnings of $22.8 million for the full year of 2020, compared with loss of $9.1 million in 2019.

Cash balance including cash, cash equivalents and restricted cash, increased by $25.1 million from $40.4 million as of December 31, 2019 to $65.5 million as of December 31, 2020, mainly contributed by operating activities.

Business Outlook

For the first quarter of 2021, based on current information available to the Company and business seasonality, the Company expects net revenues to be between $110 million and $125 million,which would represent an increase of between 114% and 143% compared with the first quarter of 2020.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

“Adjusted EBITDA” represents a gain /(loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

Conference Call

The Company will hold a conference call to discuss the results at 8:00 a.m. Eastern Time on March 19, 2021  (8:00 p.m. Beijing Time on the same day).

Preregistration Information

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/9031746. Once preregistration has been complete, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through March 26, 2021. The dial-in details are:

US/Canada:	+1-855-452-5696
Hong Kong:	800-963-117
International:	+61-2-8199-0299
Passcode:	9031746

Additionally, a live and archived webcast of the conference call will be available on the Company’s Investor Relations website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce platform that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.com and other websites and mobile applications, which are available in 25 major languages and cover more than 140 countries.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 1548

Email:  ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of December 31,
	2019	2020
ASSETS
Current Assets
Cash and cash equivalents	37,736	61,477
Restricted cash	2,709	4,052
Accounts receivable, net of allowance for doubtful accounts	1,356	1,302
Amounts due from related parties	4,600	2,882
Inventories	7,357	9,919
Prepaid expenses and other current assets	3,619	5,176
Total current assets	57,377	84,808
Property and equipment, net	3,502	3,812
Intangible assets, net	8,516	9,416
Goodwill	27,922	29,745
Operating lease right-of-use assets	12,233	12,243
Long-term rental deposits	778	707
Long-term investments	2,873	17,297
TOTAL ASSETS	113,201	158,028

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	17,643	16,953
Amounts due to related parties	186	167
Advance from customers	21,731	33,279
Operating lease liabilities	3,470	4,269
Accrued expenses and other current liabilities	28,642	42,183
Total current liabilities	71,672	96,851

Operating lease liabilities	8,801	8,118
Long-term payable	847	124
Deferred tax liability	—	3,558
TOTAL LIABILITIES	81,320	108,651

EQUITY
Ordinary shares	14	17
Additional paid-in capital	262,888	282,260
Forward contracts	15,769	—
Treasury shares, at cost	(27,512)	(30,207)
Accumulated other comprehensive (loss) / income	(1,444)	1,795
Accumulated deficit	(217,888)	(204,571)
Non-controlling interests	54	83
TOTAL EQUITY	31,881	49,377
TOTAL LIABILITIES AND EQUITY	113,201	158,028

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2019	2020	2019	2020
Revenues
Product sales	71,666	129,478	236,705	382,075
Services and others	3,054	3,267	6,921	16,076
Total revenues	74,720	132,745	243,626	398,151
Cost of revenues
Product sales	(43,868)	(71,704)	(144,061)	(211,430)
Services and others	(655)	(1,410)	(1,968)	(10,567)
Total Cost of revenues	(44,523)	(73,114)	(146,029)	(221,997)
Gross profit	30,197	59,631	97,597	176,154
Operating expenses
Fulfillment	(7,966)	(8,843)	(24,900)	(27,967)
Selling and marketing	(17,879)	(43,987)	(51,111)	(112,146)
General and administrative	(8,854)	(10,467)	(37,811)	(33,160)
Other operating income	173	958	173	974
Total operating expenses	(34,526)	(62,339)	(113,649)	(172,299)
(Loss) / Income from operations	(4,329)	(2,708)	(16,052)	3,855
Interest income	51	46	297	103
Interest expense	(15)	(14)	(66)	(92)
Change in fair value of convertible promissory notes	16,186	—	14,591	—
Other income / other expense, net*	283	(276)	283	12,898
Total other income / (loss)	16,505	(244)	15,105	12,909
Income / (Loss) before income taxes and gain from an equity method investment	12,176	(2,952)	(947)	16,764
Income tax benefit / (expense)	326	(231)	(113)	(3,418)
Gain / (loss) from an equity method investment	(18)	—	2,118	—
Net income / (loss)	12,484	(3,183)	1,058	13,346
Less: Net income attributable to non-controlling interests	93	9	59	29
Net income / (loss) attributable to LightInTheBox Holding Co., Ltd.	12,391	(3,192)	999	13,317

Weighted average numbers of shares used in calculating income / (loss) per ordinary share
—Basic	146,497,433	224,022,740	137,588,401	220,419,544
—Diluted	223,662,107	224,022,740	223,517,833	225,904,549

Net income / (loss) per ordinary share
—Basic	0.08	(0.01)	0.01	0.06
—Diluted	(0.02)	(0.01)	(0.06)	0.06

Net income / (loss) per ADS (2 ordinary shares equal to 1 ADS)
—Basic	0.17	(0.03)	0.01	0.12
—Diluted	(0.03)	(0.03)	(0.12)	0.12

* Other income / other expense, net mainly includes change in fair value on our equity investment in 2020.

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2019	2020	2019	2020

Net income / (loss)	12,484	(3,183)	1,058	13,346

Less: Interest income	51	46	297	103
Interest expense	(15)	(14)	(66)	(92)
Income tax benefit / (expense)	326	(231)	(113)	(3,418)
Depreciation and amortization	(658)	(673)	(2,518)	(2,443)
EBITDA	12,780	(2,311)	3,458	19,196

Less: Share-based compensation	(799)	(1,852)	(2,060)	(3,606)
Change in fair value of convertible promissory notes	16,186	—	14,591	—
Adjusted EBITDA*	(2,607)	(459)	(9,073)	22,802

* Adjusted EBITDA represents gain /(loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses.